Exhibit 99.1

Sierra Metals Reports Q3 2021 Consolidated Financial Results and Provides Revised EBITDA Guidance For 2021

CONFERENCE CALL NOVEMBER 9, 2021, AT 10:30 AM (EST)

___________________________________________________________________

(All $ figures reported in USD)

  Revenue from metals payable of $60.7 million in Q3 2021 decreased by 17% from $73.2 million in Q3 2020, largely due to the lower grades at the Yauricocha and Bolivar mines combined with operational challenges at the Cusi mine
  Adjusted EBITDA(1) of $17.4 million for Q3 2021 decreased by 53% compared to $37.2 million in Q3 2020 due to the decrease in revenues realized
  Revised EBITDA Guidance for 2021 ($105M-$110M) primarily due to temporary operating restrictions at Bolivar Mine resulting from residual effect of COVID-19. Yauricocha and Cusi Mines are operating at near nameplate capacity levels.
  Operating cash flows before movements in working capital of $16.5 million in Q3 2021 decreased from $37.9 million in Q3 2020
  $58.3 million of cash and cash equivalents as at September 30, 2021
  $38.1 million of working capital as at September 30, 2021
  A shareholder conference call to be held Tuesday, November 9, 2021, at 10:30 AM (EST)

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

TORONTO--(BUSINESS WIRE)--November 8, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today reported revenue of $60.7 million and adjusted EBITDA of $17.4 million on the throughput of 750,208 tonnes and metal production of 21.9 million copper equivalent pounds, for the quarter ended September 30, 2021.

Consolidated production of copper equivalent pounds decreased 38% to 21.9 million pounds. The Company earned revenues of $60.7 million, Adjusted EBITDA of $17.4 million, and operating cash flows before movements in working capital of $16.5 million. Lower revenues, despite higher base metal prices compared to Q3 2020, are primarily attributable to the decrease in throughput and head grades at our Mexican operations primarily at the Bolivar Mine.

Luis Marchese, CEO of Sierra Metals, commented, “The third quarter was exceptionally difficult for the Company as we encountered sequencing issues at our Mexican operations. The Bolivar Mine has had limitations on mine development, infill drilling, equipment availability over the last year which have heavily impacted throughput, head grades and recoveries. While we believe these issues to be temporary in nature, we are currently conducting a comprehensive review of all operational processes at the Bolivar Mine, from Geology to Mine to Mill. We aim to incorporate the findings into the Bolivar Mine operations to allow for a return to a normal, steady, and profitable state of operations at the Mine. The early findings of this review will be incorporated into the 2022 Bolivar Mine budget, currently being prepared, to provide an updated projection of the Bolivar Mine’s capabilities and operations potential going forward. The Cusi Mine has also experienced operational limitations caused by high temperatures at the available mineable areas, which have been overcome by the installation of a new raise bore and upgraded pumping system. Stronger metal prices have supported revenue. After reviewing the nature of this limitations moving forward, and issued revised production guidance, we felt it was prudent to lower EBITDA and Capex guidance and increase cost guidance for Bolivar to better reflect the expected outcome for 2021.”

He continued, “Looking ahead at the remainder of 2021 and into 2022, we see normal operations at Yauricocha and Cusi. Bolivar still has a backlog of development and infill drilling that will affect its production. This issue is being addressed with additional internal and external resources. Also, we have reinitiated work on a backlog of accumulated sustaining infrastructure projects as well as on exploration from our brownfield drilling programs which are expected to improve the quality and tonnage of our mineral resources.”

He concluded, “The Company despite the challenges faced this year still has a strong balance sheet. We are focused on improving operations and we continue to push for production growth while optimizing operations at all three mines, with cost reductions being a priority. These efforts are expected to benefit all stakeholders in the Company.”

Quarterly revenues at Yauricocha were in line with the third quarter of 2020, as the increase in average realized sale prices and lower treatment and refining costs were offset by lower payable metals, except zinc and silver, as compared to Q3 2020. Operating at an average daily throughput rate of 3,705 tpd, the Yauricocha Mine processed 324,196 tonnes during Q3 2021, representing a 2% increase compared to Q3 2020, despite continuing to face various operational challenges related to COVID-19. The negative variances in the head grades from the polymetallic zones are due to regulatory limitations. The negative variances in the copper sulfide head grades were mainly due to the delay in the contribution of the Esperanza zone due to ground conditions, which have since been corrected. Metal production in the third quarter of 2021 was 25%, 23%, 14% and 13% lower for lead, zinc, copper, and silver, respectively, while gold production was 9% higher compared to the third quarter of 2020

Revenue from the Bolivar mine declined 52% as compared to Q3 2020 as the increase in copper price was not enough to offset the decrease in production attributable to lower throughput and grades. The Bolivar Mine processed 364,941 tonnes in Q3 2021, or a decrease of 11% from the 410,468 tonnes processed in Q3 2020, due to the low availability of equipment, including mining scoops during the quarter. The average daily ore throughput realized during the quarter was approximately 4,171 tpd. Head grades were impacted by a COVID-induced lag on development and infill drilling, which resulted in changes of the mining sequence, as well as dilution issues, which are being corrected.

Revenue from the Cusi mine were 5% lower due to a decline in average realized prices for gold and silver, and higher treatment and refining costs for the quarter as compared to Q3 2020. The Cusi mine processed 61,071 tonnes during Q3 2021, which is a 13% decrease as compared to Q3 2020. Silver equivalent production for Q3 2021 was 306 thousand ounces or a 7% decline from Q3 2020, resulting from lower throughput and 5% lower silver head grades partially offset by 3% higher recoveries as compared to Q3 2020. The decline in silver grades resulted from the inability to operate in some of the targeted higher-grade zones due to issues related to excessive underground water and heat. A newly driven raise bore and upgraded pumping system were installed during the quarter allowing access to these areas.

The following table displays selected unaudited financial information for the three months and nine months (“9M 2021”) ended September 30, 2021:

	Three Months Ended		Nine Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Operating
Ore Processed / Tonnes Milled	750,208	798,458	2,312,163	2,050,641
Silver Ounces Produced (000's)	807	1,023	2,722	2,543
Copper Pounds Produced (000's)	8,256	12,153	25,686	33,636
Lead Pounds Produced (000's)	7,841	9,855	24,805	25,340
Zinc Pounds Produced (000's)	19,112	24,869	64,368	60,256
Gold Ounces Produced	2,261	3,989	7,709	10,408
Copper Equivalent Pounds Produced (000's)[1]	21,870	35,170	71,966	89,100
Zinc Equivalent Pounds Produced (000's)[1]	68,489	96,867	228,824	242,563
Silver Equivalent Ounces Produced (000's)[1]	3,842	4,193	11,622	12,119

Cash Cost per Tonne Processed	$44.63	$36.02	$46.25	$39.44
Cost of sales per AgEqOz	$11.22	$8.35	$10.84	$8.29
Cash Cost per AgEqOz[2]	$9.41	$7.68	$10.22	$7.84
AISC per AgEqOz[2]	$19.08	$15.67	$19.42	$14.51
Cost of sales per CuEqLb[2]	$1.97	$1.00	$1.75	$1.13
Cash Cost per CuEqLb[2]	$1.65	$0.92	$1.65	$1.07
AISC per CuEqLb[2]	$3.35	$1.87	$3.14	$1.97
Cost of sales per ZnEqLb[2]	$0.63	$0.36	$0.55	$0.41
Cash Cost per ZnEqLb[2]	$0.53	$0.33	$0.52	$0.39
AISC per ZnEqLb[2]	$1.07	$0.68	$0.99	$0.73

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.44	$0.30	$0.45	$0.36
AISC per ZnEqLb (Yauricocha)[2]	$0.91	$0.70	$0.84	$0.73
Cash Cost per CuEqLb (Yauricocha)[2]	$1.37	$0.82	$1.42	$0.97
AISC per CuEqLb (Yauricocha)[2]	$2.83	$1.93	$2.69	$2.00
Cash Cost per CuEqLb (Bolivar)[2] [3]	$2.02	$1.01	$1.76	$1.06
AISC per CuEqLb (Bolivar)[2] [3]	$4.34	$1.72	$3.63	$1.72
Cash Cost per AgEqOz (Cusi)[2]	$17.06	$11.56	$19.15	$17.20
AISC per AgEqOz (Cusi)[2]	$28.93	$16.47	$31.65	$23.54
Financial
Revenues	$60,701	$73,211	$209,774	$170,670
Adjusted EBITDA[2]	$17,444	$37,186	$85,889	$65,855
Operating cash flows before movements in working capital	$16,512	$37,852	$77,986	$66,746
Adjusted net income (loss) attributable to shareholders[2]	$(3,063)	$18,377	$14,001	$20,931
Net income (loss) attributable to shareholders	$(4,815)	$17,531	$7,353	$15,816
Cash and cash equivalents	$58,288	$63,846	$58,288	$63,846
Working capital	$38,096	$62,931	$38,096	$62,931
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.
(3) Cash costs and AISC for the three month ended September 30, 2021 exclude prior period inventory adjustments of $3.8 million, which are not considered as costs for Q3 2021. These adjustments have no impact on the cash costs and AISC for the nine-month period ended September 30, 2021

Q3 2021 Financial Highlights

Revenue from metals payable of $60.7 million in Q3 2021 decreased by 17% from $73.2 million in Q3 2020. Revenues in Q3 2021 from the Yauricocha Mine in Peru were $44.4 million, in line with $44.6 million in Q3 2020, as the increase in average realized sale prices and lower treatment and refining costs were offset by lower payable metals, except zinc and silver, as compared to Q3 2020. Revenue from the Bolivar mine was $11.3 million or a decline of 52% as compared to Q3 2020 as the increase in copper price was not enough to offset the decrease in production attributable to lower throughput and grades. Revenue from the Cusi mine were 5% lower due to a decline in average realized prices for gold and silver, and higher treatment and refining costs for the quarter as compared to Q3 2020.

Yauricocha’s cost of sales per copper equivalent payable pound was $1.44 (Q3 2020 - $0.92), cash cost per copper equivalent payable pound was $1.37 (Q3 2020 - $0.82), and AISC per copper equivalent payable pound of $2.83 (Q3 2020 - $1.93). Cash costs per pound were driven higher by the combined impact of 16% higher operating costs per tonne and 30% lower copper equivalent payable pounds during Q3 2021 as compared to Q3 2020. The increase in the AISC per copper equivalent payable pound for Q3 2021 compared to Q3 2020 was mainly due to the lower copper equivalent payable pounds as the increase in operating costs and sustaining capital was partially offset by the decrease in treatment and refining costs.

Bolivar’s cost of sales per copper equivalent payable pound was $2.90 (Q3 2020 - $1.02), cash cost per copper equivalent payable pound was $2.02 (Q3 2020 - $1.01), and AISC per copper equivalent payable pound was $4.34 (Q3 2020 - $1.72) for Q3 2021. The increase in the AISC per copper equivalent payable pound was due to higher operating costs per tonne, sustaining capital, general and administrative costs and treatment and refining costs as compared to Q3 2020. Additionally, copper equivalent payable pounds declined 52% during Q3 2021 as compared to the same quarter of 2020.

Cusi’s cost of sales per silver equivalent payable ounce was $22.49 (Q3 2020 - $13.53), cash cost per silver equivalent payable ounce was $17.06 (Q3 2020 - $11.56), and AISC per silver equivalent payable ounce was $28.93 (Q3 2020 - $16.47) for Q3 2021. AISC per silver equivalent payable ounce increased despite 19% higher silver equivalent ounces payable due to higher operating cost per tonne combined with the increase in treatment and refining costs during Q3 2021 as compared to Q3 2020. Sustaining capital increased as compared to Q3 2020 due to timing of development activities.

Adjusted EBITDA(1) of $17.4 million for Q3 2021 decreased by 53% compared to $37.2 million in Q3 2020. Adjusted EBITDA declined in Q3 2021 due to the decrease in revenues realized and increase in operating costs at all three mines.

Cash flow generated from operations before movements in working capital of $16.5 million for Q3 2021 decreased compared to $37.9 million in Q3 2020. The decrease in operating cash flow is mainly the result of lower revenues generated.

Net loss attributable to Shareholders of the Company for Q3 2021 was $(4.8) million (Q3 2020: net income of $17.5 million) or $(0.03) per share (basic and diluted) (Q3 2020: $0.11).

Cash and cash equivalents of $58.3 million and working capital of $38.1 million as at September 30, 2021 compared to $71.5 million and $70.1 million, respectively, at the end of 2020. Cash and cash equivalents decreased during 9M 2021 as the cash used in investing activities of $53.9 million and cash used in financing activities ($15.0 million used for repayment of the credit facility and interest, and $6.4 million of dividends to minority shareholders) exceeded the cash generated from operating activities of $62.2 million. The decrease in working capital resulted from lower cash and cash equivalents combined with the increase in current liabilities.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

Mine development at Bolivar during Q3 2021 totaled 2,550 meters, which included 1,162 meters of development to prepare stopes for mine production. Of the remainder, 588 meters were related to the integration tunnel connecting Bolivar West and the Piedras Verdes plant, and 800 meters to development of ramps. During Q3 2021, at the Cusi property, mine development totaled 1,541 meters, which was targeted towards achieving the planned throughput of 1,100 tpd.

Exploration Update

Peru:

During Q3 2021, surface exploration using diamond drills continued in the Kilkasca, El Estacion and Yauricocha Medio zones. A total of 2,341 meters were drilled during the quarter. Further, 3,306 meters of underground exploration was completed with the aim of replacing and increasing the mineral resources exploited during the year.

Mexico:

Bolivar
At Bolívar during Q3 2021, 9,768 meters were drilled, including 3,151 meters of brownfield exploration and 6,617 meters of infill drilling, with the objective of converting inferred and indicated resources to reserves. Major exploration targets include Bolivar West and Mina de Fierro zones.

Cusi
During Q3 2021, a total of 7,262 meters of infill drilling was completed in Cusi to support the definition of San Antonio, San Nicolas, Gallo, Bajo Promontorio and the high-grade NE-SW veins.

Revised Guidance

The production and financial results of the Company in the first 9 months of 2021 were impacted by COVID-19 and operational challenges. While the Company has tried to manage the COVID related challenges and achieve normal production levels, our sites have faced other operational challenges particularly during Q3 2021. At Yauricocha, regulatory restrictions have limited production to come from lower grade, higher tonnage areas to reach production targets. Bolivar is impacted by delays in mine development, infill drilling and high personnel turnover. Further, excessive underground water and heat conditions at Cusi impacted its ability to mine some of the targeted high-grade zones, hence reduced throughput and head grade.

While the Management believes that these issues are temporary in nature and will not affect the Company’s results in the medium to longer term time frame, these require an adjustment to the 2021 EBITDA and cost guidance primarily related to the Bolivar Mine. Appropriate actions are being taken to return to full operational efficiency at Bolivar, while continuing to manage the outstanding risks related to COVID-19 at all Mines.

The Company had previously lowered its production guidance for 2021 copper equivalent production to fall between 110 - 115 million pounds. However, EBITDA guidance is now being lowered primarily due to operational issues at our Mexican operations and is now expected to range between $105 - $110M this year (previously $130M - $140M). The lower range is largely because of lower EBITDA projected at Bolivar which is now expected to range between $22M - $26M for that Mine (previously $44M - $48M). Capex guidance for 2021 is also being lowered and is now expected to range between $75M - $80M (previously $100M). The lower Capex guidance is primarily due to the deferral of the magnetite iron ore project at the Bolivar Mine until 2022 as detailed engineering on the project is completed and the bulk freight market normalizes. Cost guidance at Bolivar is also being revised to include higher than previously guided costs for the 2021 year as seen in the table below:

		Cash costs range	AISC(1) range
Mine		per CuEqLb	per CuEqLb

Revised 2021 guidance
Bolivar	Copper Eq Lbs ('000)	$1.67 - $1.75	$3.30 - 3.47

Previous guidance
Bolivar	Copper Eq Lbs ('000)	$1.32 - $1.40	$2.60 - 2.74

(1) AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capital expenditure

Conference Call Webcast

Sierra Metals’ senior management will host a conference call on Tuesday, November 9, 2021, at 10:30 AM (EST) to discuss the Company’s financial and operating results for the three and nine months ended September 30, 2021.

Due to the expected number or participants on the call, and in the interest of timing, callers are asked to limit their questions to two each. Additional questions will be answered through Investor Relations after the completion of the call.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website:

https://event.on24.com/wcc/r/3408832/5D1D447434FB0425E6DE1CDA1E5662AF

The webcast, along with presentation slides, will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Canada dial-in number (Toll Free): 1 833 950 0062
Canada dial-in number (Local): 1 226 828 7575
United States: 1 844 200 6205
United States (Local): 1 646 904 5544
All other locations: +1 929 526 1599

Access code: 049437

Press *1 to ask a question, *2 to withdraw your question, or *0 for operator assistance.

Quality Control

The contents of this press release have been reviewed by Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, who is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS.”

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc | Instagram: sierrametals | Youtube: SierraMetals

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects," "anticipates," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential" or variations thereof, or stating that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 18, 2021 for its fiscal year ended December 31, 2020 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1 (416) 366-7777